May 8, 2019

VIA ELECTRONIC TRANSMISSION

Valerie J. Lithotomos, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sprott ETF Trust – File Nos. 333-228095 and 811-23382

Dear Ms. Lithotomos:

On May 8, 2019, Sprott ETF Trust (the “Registrant”) filed Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 (the “Amendment”) on behalf of its series, the Sprott Gold Miners ETF and Sprott Junior Gold Miners ETF. Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant and ALPS Distributors, Inc., the Registrant’s distributor, request that the Division of Investment Management accelerate the effective date of the Amendment to May 10, 2019, or the earliest practicable date thereafter.

If you have any questions concerning this filing, please contact Bibb Strench at (202) 973-2727.

Sprott ETF Trust		ALPS Distributors, Inc.

By:	/s/ John Ciampaglia	By:	/s/ Steven B. Price
Name:	John Ciampaglia	Name:	Steven B. Price
Title:	President	Title:	SVP & Director of
Distribution Services